Form 10-K, Exhibit 13
period 1995-06-30
GRC INTERNATIONAL INC
filed 1995-09-28
CIK 201944

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
-----------------------

GRC International, Inc. and Subsidiaries

FOR THE YEAR                                      1995           1994           1993           1992           1991
                                                --------       --------       --------       --------       -------
                                                              (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

REVENUES                                        $137,808       $129,922       $130,644       $114,107       $108,573
                                                ========       ========       ========       ========       ========

OPERATING INCOME *                              $  4,760       $  6,093       $  5,683       $  4,092       $  4,205
                                                ========       ========       ========       ========       ========

Income from continuing operations before
  cumulative effect of accounting change        $  5,030       $  6,113       $  5,509       $  3,805       $  3,072
Loss from discontinued operations                      -              -              -              -         (6,000)
Income from cumulative effect of
  accounting change                                    -          1,000              -              -              -
                                                --------       --------       --------       --------       --------

NET INCOME (LOSS)                               $  5,030       $  7,113       $  5,509       $  3,805       $ (2,928)
                                                ========       ========       ========       ========       ========

INCOME (LOSS) PER COMMON
  SHARE:
  Continuing operations before cumulative
    effect of accounting change                 $    .54       $    .65       $    .60       $    .43       $    .34
  Discontinued operations                              -              0              -              -           (.67)
  From cumulative effect of accounting
    change                                             -            .11              -              -              -
                                                --------       --------       --------       --------       --------

                                                $    .54       $    .76       $    .60       $    .43       $   (.33)
                                                ========       ========       ========       ========       ========

WEIGHTED AVERAGE NUMBER OF COMMON
  AND COMMON EQUIVALENT SHARES                     9,393          9,426          9,211          8,893          8,875

YEAR-END DATA
  Working capital                               $ 20,768       $ 25,061       $ 26,286       $ 24,055       $ 20,731
  Total assets                                    73,709         69,080         65,082         55,670         52,527
  Long-term debt (less
    current maturities)                                0              0          3,051          4,098          4,154
  Stockholders'equity                             48,268         45,040         39,310         33,889         30,109



* Operating income for fiscal 1995 includes the gain of approximately $.9 million from the sale a facility.

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

SUMMARY

     The following table sets forth for the years indicated the percentage of total revenues for each item in the Consolidated Statements of income and the percentage change of those items as compared to the prior year:

                                                    RELATIONSHIP TO                       PERIOD TO
                                                    TOTAL REVENUES                      PERIOD CHANGE
                                                   --------------------            -----------------------
                                                   1995    1994    1993            95 VS. 94     94 VS. 93
                                                   ----    ----    ----            ---------     ---------
Revenues                                           100%    100%    100%                6%          (1)%
Cost of revenues                                    81      80     81                  8           (2)
Gross Margin                                        19      20     19                 (1)           6
General, administrative, marketing,                 __      __     __
  research and development expenses                 15      15     15                  8            3
Provision for losses                                 1      __     __                 32           95
Gain on sale of asset                               __      __     __                100           __
Operating income                                     3       5      4                (22)           7
Interest income, net                                __      __     __                (15)         138
Income before cumulative effect of
  accounting change and before income                3       5      4                (22)          10
   taxes
Provision for income taxes                          __      __     __               (100)          (3)
Income before cumulative effect of                   3       5      4                (18)          11
  accounting change
Cumulative effect of accounting change              __      __     __               (100)         100
Net income                                           3       5      4                (29)          29

FISCAL YEAR 1995 COMPARED WITH FISCAL YEAR 1994
-----------------------------------------------

     Revenues were $137.8 million for 1995, compared with $129.9 million for 1994. The revenue increase of $7.9 million or 6.1% is attributable to a $8.9 million increase in subcontract work (work performed by other organizations and included in the Company's revenues) offset by a slight decrease of $1.0 million in the Company's service revenues and product sales. The Company typically does not earn a fee on subcontract revenues. The revenues generated from the Company's professional services business remained relatively flat due to the impact of temporary delays in receiving government funding and delays in the procurement process (i.e., awarding contracts). Since funding delays are generally temporary, the Company expects to report the revenues from contract work already completed in sudsequent periods. The shortfall in product sales is primarily attributable to the Company's environmental software products, which experience lower than anticipated revenues from new license sales of its health and environmental tracking software system.

     A large percentage of the Company's revenues are derived from contracts with the U.S. Department of Defense (DoD). Possible decreases or funding delays in the DoD budget may negatively impact the Company's plans and ability to achieve revenue growth. However, the Company believes that its contract base is sufficiently diverse so that the cancellation of any one DoD program would not have a material effect on the Company. In addition, the Company also believes that there are sufficient opportunities for other contract awards in the DoD, NASA, other governmental agencies and the private sector allow the Company to sustain its revenue level or grow over time.

     As of june 30, 1995, the value of the Company's backlog (without options) approximates one year's revenues, and the value of the total backlog (with options) approximates two years, revenues. The backlog consists of approximately 175 active contracts which vary in the period of performance from a few months to muti-year. The work to be performed on these contracts involves the following: information technology; studies and analysis; modeling and simulation; and testing and evaluation.

     Cost of revenues were $111.8 million for 1995, compared with $103.6 million in 1994. The increase of $8.2 million or 7.9% is attributable entirely to the increase in subcontract revenues of $8.9 million. Gross margin was $26 million or 18.9% of revenues for 1995, compared with $26.3 million or 20.3% of revenues for 1994. The decrease of $.3 million in gross margin is attributable to the increase of $8.9 million in subcontract work, for which the Company typically does not earn any fee, and the slight decrease in the Company's product sales. With the exclusion of the subcontract work from the Company's financial results, both revenues and gross margin would be flat.

     Operating income was $4.8 million or 3.5% of revenues for 1995, compared with $6.1 million or 4.7% of revenues for 1994. The $1.3 million decrease in 1995 operating income is attributable to increased marketing and R&D expenditures, the write down of previously capitalized software costs, lower revenues (excluding subcontract work) and the impact on indirect rates from the temporary delays in receiving government funding and delays in the procurement process (i.e., awarding contracts). Operating income for 1995 included the gain of approximately $.9 million from the sale of the Company's California facility.

     During the fiscal year 1995, the Company increased its deferred software costs by a net $6.2 million, resulting in a balance at June 30, 1995 of approximately $8.0 million. The Company capitalizes internal software costs incurred for products to be sold only after technological feasibility has been established (see Note 1). The majority of the deferred software costs relates to the Company's efforts associated with its OSU(TM) Network Interface, a telecommunications product. During fiscal 1995, the Company wrote down the deferred software costs for prior development efforts associated with its commercial environmental software products to its estimated net realizable value by approxiamtely $.5 million (charged to cost of revenues) after reassessing current trends in the market place.

     In October 1993, the Company was served with a lawsuit filed in the Superior Court of Orange County, California by ICN Biomedicals, Inc. ("ICN") and its parent company, ICN Pharmaceuticals,Inc. ("Pharamaceuticals"). The suit alleged fraud, negligent misrepresentation, violations of state and federal securities laws and other claims against the Company in connection with the sale of its biomedical business to ICN in 1989, and sought to recover all monies paid and damages for expenses and interest in the approximate amount of $100 million. In December 1993, the court ordered ICN to arbitrate its claims, and ICN filed for arbitration in March 1994. In December 1994, the arbitration panel dismissed ICN's claims and ordered ICN to pay the Company the remaining amounts due under the 1989 agreement, approxiamtely $2.7 million. In March 1995, the court confirmed the arbitration award, and ICN paid the final amounts due to the Company in April 1995. In May 1995, the court dismissed the remaining claims of Pharmaceuticals, without prejudice to Pharamaceuticals filing an action in federal court in Delaware pursuant to the forum selection clause in the 1989 agreement. In June 1995, the court denied Pharmaceuticals motion for reconsideration of the dismissal. In August 1995, Pharmaceuticals appealed the dismissal. In September 1995, the Court of Appeal dismissed Pharmaceuticals' appeal.

     As a result of the various arbitration and court decisions, the Company was able to reverse reserves during fiscal 1995 of approximately $.4 million (credited to general, administrative, etc.) that were associated with the various ICN matters. However, during the course of the lawsuit and arbitration, ICN informed the Company of three ongoing tax inquiries of the biomedical business involving potential tax deficiencies exceeding $1 million (including interest and penalties), which include periods of the Company's ownership. The Company believes that it has adequate reserves to cover the final resolution of any of these matters that may involve periods of its ownership.

     In June 1995, the Company sold approxiamtely 13.1 acres, including all buildings, structures, parking areas and other improvements, located in Santa Barbara, California for $4.3 million. The Company received 20% of the proceeds in cash at closing and took back a promissory note, secured by a Deed of Trust, for the remaining balance of approxiamtely $3.4. The Company has included the note in deposits and other. The transaction resulted in the Company recognizing again of approximately $.9 million for fiscal 1995.

     In addition to the sale of the property, the Company entered into a 15 year lease for a portion of a new building that is scheduled to be built on the existing property site.


     The Company's net interest income is not significantly different between the comparable periods.

     Income taxes continue to be insignificant to the operating results, since the Company has utilized both its net operating loss carryforwards and its capital loss carryforwards to shelter its income from tax.


FISCAL YEAR 1994 COMPARED WITH FISCAL YEAR 1993
-----------------------------------------------

     Revenues were $129.9 million for 1994, compared with $130.6 million for 1993. The revenue decrease of $.7 million or 0.5% is attributable entirely to the decrease in subcontract work (work performed by other organizations on subcontracts and included in the Company's revenues). The revenues generated from the Company's services and products business remained relatively flat, as expected, due in part to the direct impact of cost-cutting measures on cost-plus contract work, as well as funding decreases or delays in the government procurement process.

     As of June 30, 1994, the value of the Company's backlog (without options) is approximately one year's revenues, and the value of the total backlog (with options) exceeds two years' revenues. The backlog consists of 189 active contracts which vary in length from a few months to multi-year. The work to be performed on these contracts involves the following: systems research and analysis; information systems; operating analysis; testing and evaluation; systems engineering; economic modeling; cost estimating; applied physics; data processing; software development; military system effectiveness; and personnel management.

     Operating income was $6.1 million or 4.7% of revenues for 1994, compared with $5.7 million or 4.3% of revenues for 1993. The increase in operating income of $.4 million or 7.2% is attributable to the benefits derived from the Company's efforts to reduce its operating expenses in the area of finance and administration activities. The consolidation and reorganization of the finance ant administration functions were undertaken to provide more effective, efficient and uniform services across all of the Company's entities and locations. The overall cost reduction in support and facility expense was achieved in large part by office space consolidation measures which reduced total facility requirements by over 10%. Lower overhead costs have contributed to improved profit margins on fixed price type contracts.

     Net interest income was $.3 million for 1994, compared with $.1 million for 1993. The increase in net interest income of $.2 million or 138.1% is attributable to both the interest income earned on the investment of excess cash and cash equivalents and from the elimination of interest expense associated with the Company's long-term debt. In October and November 1993, the Company used approximately $3 million of its available cash and cash equivalents to pay off the remaining balance on the mortgage associated with its California property.

     Income taxes continue to be insignificant to the operating results, since the Company has utilized its net operating loss carryforwards to shelter a significant portion of its income from tax.

     Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The new statement supersedes the Company's previous accounting practice of accounting for income taxes under Statement of Financial Accounting Standards No. 96, "Acounting for Income Taxes" (SFAS 96). As a result of adopting this change, the Company recognized $1 million of income attributable to recording a net deferred tax asset on its books.

     Net income was $7.1 million or 5.5% of revenues for 1994, compared with $5.5 million of 4.2% of revenues for 1993. The 1994 increase of $1.6 million of 29.1% is attributable to $1 million from the accounting change, $.4 million from improved margins on contract work due to the benefits derived from cost-cutting steps and $.2 million from increased interest income.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

     The Company has been able to finance its operations during the last three fiscal years by a combination of internally generated working capital and borrowing against its available credit facilities. Management believes that the Company has adequate resources to finance its current and future operations from existing or internally generated working capital and available credit. In July 1990, the Company entered into a revolving credit agreement in the amount of $10 million. This agreement, amended May 28, 1992, permits the Company to borrow up to a maximum of $10 million under the agreement. The interest rate under the agreement is the prime rate (9.0% as of June 30, 1995). The agreement extends until April 1998, with the Bank required to provide 15 months prior written notice to terminate the facility (absent any defaults under the agreement). The agreement remains fully available as of June 30, 1995.

     As of June 30, 1995, the Company had $2.7 million of cash and cash equivalents available to support its working capital requirements.

     During July of 1994, the Company used approximately $.8 million of cash and cash equivalents for the payment associated with the Treasury stock that was purchased prior to June 30, 1994. The $.8 million was reflected in other current liabilities at June 30,1994.

     Subsequent to June 30, 1995, the Company amended its revolving credit agreement to double its credit line from $10 million to $20 million. The Company took this action in anticipation of resources needed to support the growth of its new Telecommunications unit, which was established in August 1995. This new unit will focus Company-wide telecommunications business activities for development, production and commercialization of network systems products, network systems analysis capabilities, software development network operations and network security.


STOCK PRICES AND DIVIDENDS
--------------------------

     The Company's common stock is traded on the New York and Pacific Stock Exchanges. As of July 31, 1995, there were 1,690 holders of record of the Company's common stock. Stock price information by quarter is presented in the following table:


                                  FISCAL YEAR
     MARKET              ------------------------------           THROUGH
     PRICE                 1994                  1995          JULY 31,1995
     -----               ---------           ----------       -------------
                       HIGH    LOW           HIGH    LOW        HIGH    LOW
                       ----    ---           ----    ---        ----    ---
     1st Quarter     8 1/2     5 7/8       14 1/2   11 1/8     26 3/8  15 7/8
     2nd Quarter     8 1/8     7 1/8       16 1/2   10 3/4
     3rd Quarter    11 1/8     7 3/8       17 3/4   11 3/8
     4th Quarter    12 1/8     9 1/2       17 1/8   13 1/8


     In November 1985, the Company declared a dividend of one common stock purchase right on each share of common stock currently outstanding or to be issued in the future (see Note 9 to the Company's financial statements presented elsewhere herein). With the exception of the dividend for the stock rights, the Company did not declare or pay any other dividend with respect to its common stock during any of the years included in the financial data, and the Board of Directors does not presently intend to commence the payment of such dividends.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Stockholders of
GRC International Inc.


     We have audited the accompanying consolidated balance sheets of GRC International, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GRC International, Inc. and subsidiries at June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, the Company changed its method of accounting for income taxes, effective July 1, 1993, to conform with Statement of Financial Accounting Standards No. 109.


DELOITTE AND TOUCHE LLP


McLean, Virginia
AUGUST 11, 1995, except as to the fourth paragraph of Note 5, as to which the date is September 14, 1995

                     GRC INTERNATIONAL, INC, AND SUBSIDIARIES
                     ----------------------------------------
                        CONSOLIDATED STATEMENTS OF INCOME
                        ---------------------------------
                           FOR THE YEARS ENDED JUNE 30,
                           ----------------------------


                                              1995          1994         1993
                                           ---------    ----------    ----------
                                       (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

Revenues                                    $137,808     $129,922      $130,644

Cost of revenues                             111,822      103,594       105,730
                                            --------     --------      --------

Gross margin                                  25,986       26,328        24,914

General, administrative, marketing,
     research and development expenses        21,075       19,438        18,822

Provision for losses                           1,054          797           409

Gain on sale of asset                           (903)          --            --
                                            --------     --------      --------

Operating income                               4,760        6,093         5,683

Interest income                                  381          531           526

Interest expense                                (111)        (212)         (392)
                                           ---------    ---------     ---------


Income before cumulative effect of
 accounting change and before income taxes     5,030        6,412         5,817

Provision for income taxes                        --          299           308
                                           ---------    ---------     ---------

Income before cumulative effect of             5,030        6,113         5,509
 accounting change

Cumulative effect of accounting change            --        1,000            --
                                           ---------    ---------     ---------

Net income                                 $   5,030    $   7,113     $   5,509
                                           =========    =========     =========


INCOME PER COMMOM AND
  COMMON EGUIVALENT SHARE:

  Before cumulative effect of accounting
    change                                 $     .54    $     .65     $     .60

  From cumulative effect of accounting
    change                                        --          .11            --
                                           ---------    ---------      ---------
                                           $     .54    $     .76      $    .60
                                           =========    =========      =========

       The accompanying notes are an integral part of these statements.


                   GRC INTERNATIONAL, INC, AND SUBSIDIARIES
                   ----------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                                AS OF JUNE 30,
                                 -------------
                                    ASSETS
                                    ------

                                                         1995         1994
                                                       -------      -------
                                                         (IN THOUSANDS)

CURRENT ASSETS:
  Cash and cash equivalents                           $ 2,679      $ 3,660
  Accounts receivable                                  32,419       29,403
  Unbilled reimbursable costs and fees                  5,662        8,366
  Inventories, at the lower of cost
   or market                                            1,990        1,185
  Other receivables                                     1,160        3,380
  Prepaid expenses                                        918        1,570
                                                      -------      -------

      Total current assets                             44,828       47,564
                                                      -------      -------


PROPERTY AND EQUIPMENT, AT COST:
  Land, buildings and leasehold
    improvements                                        4,275        8,603
  Equipment, furniture and fixtures                    13,830       12,229
  Less - Accumulated depreciation and
       amortization                                    (7,773)      (8,488)
                                                      -------      -------

                                                       10,332       12,344
                                                      -------      -------


OTHER ASSETS:
  Goodwill and other intangible
    assets, net                                         2,555        2,799
  Deferred software costs, net                          7,954        1,714
  Deferred income taxes                                 2,561        2,711
  Deposits and other                                    5,479        1,948
                                                      -------       ------

                                                       18,549        9,172
                                                      -------       ------

                                                      $73,709      $69,080
                                                      -------      -------




     The accompanying notes are an integral part of these balance sheets.

                    GRC INTERNATIONAL, INC. AND SUBSIDIARIES
                    ----------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------
                          FOR THE YEARS ENDED JUNE 30,
                          ----------------------------

                                                                 1995               1994            1993
                                                                 ----               ----            ----
                                                                              (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                                    $ 5,030            $ 7,113        $ 5,509
 Adjustments to reconcile net income
  to net cash provided by operating activities:
     Depreciation and amortization                               3,685              2,613          2,199
     Provision for losses on accounts receivable,
      unbilled reimbursable costs and fees                         705                791          1,079
     Gain on sale of assets                                       (903)               ---            ---
     Cumulative effect of accounting change                        ---             (1,000)           ---
     Changes in assets and liabilities:
      Accounts receivable and unbilled reimbursable
       costs and fees                                           (1,017)            (4,257)        (3,904)
      Inventory                                                   (805)              (275)           (75)
      Prepaid expenses                                             652               (786)          (436)
      Accounts payable, accruals, income taxes and other
       current liabilities                                       2,510               (744)         5,153
      Other, net                                                  (156)              (194)          (244)
                                                               -------            -------        -------

NET CASH PROVIDED BY OPERATING ACTIVITIES                        9,701              3,261          9,281
                                                               -------            -------        -------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net proceeds from notes receivables                             2,750                ---            ---
 Capital expenditures                                           (3,731)            (3,610)        (3,304)
 Deferred software costs                                        (7,011)            (1,171)          (446)
 Other, net                                                        (85)            (1,064)          (344)
                                                               -------            -------        -------

NET CASH USED BY INVESTING ACTIVITIES                           (8,077)            (5,845)        (4,094)
                                                               -------            -------        -------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Payments on debt and capital lease obligations                    ---             (3,245)        (1,361)
 Purchase of treasury stock                                     (3,071)              (774)           ---
 Other, net                                                        466                194            111
                                                               -------            -------        -------

NET CASH USED BY FINANCING ACTIVITIES                           (2,605)            (3,825)        (1,250)
                                                               -------            -------        -------

INCREASE (DECREASE) IN CASH & CASH EQUIVALENTS                    (981)            (6,409)         3,937

CASH & CASH EQUIVALENTS AT BEGINNING OF YEAR                     3,660             10,069          6,132
                                                               -------            -------        -------

CASH & CASH EQUIVALENTS AT END OF YEAR                         $ 2,679            $ 3,660        $10,069
                                                               =======            =======        =======

Supplemental disclosures:
Cash payments:
 Interest                                                      $   371            $   214        $   392
 Income taxes                                                      111                411            270

Noncash transactions:
 Capital lease obligations                                         ---                ---            203

       The accompanying notes are an integral part of these statements.

                   GRS INTERNATIONAL, INC, AND SUBSIDIARIES
                   ----------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                                AS OF JUNE 30,
                                --------------
                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

                                                     1995           1994
                                                   --------       --------
                                                        (IN THOUSANDS)

CURRENT LIABILITIES:
Accounts payable                                   $  7,774       $  5,135
Accounted compensation and benefits                  11,960         11,851
Deferred income taxes                                 1,581          1,711
Accrued expenses                                      2,564          2,631
Other current liabilities                               201          1,175
                                                   --------       --------

     Total current liabilities                       24,050         22,503
                                                   --------       --------

OTHER NON-CURRENT LIABILITIES                      $  1,381       $  1,537
                                                   --------       --------


STOCKHOLDERS' EQUITY:
Common stock, $.10 par value -
  Authorized - 30,000,000 shares
  issued - 9,325,000 shares in 1995
  and 9,152,000 shares in 1994                          932            915
  Paid-in capital                                    76,812         76,363
  Accumulated deficit                               (25,631)       (30,661)
                                                   --------        -------

                                                     52,113         46,617
  Less: Treasury stock, at cost; 300,000 shares
        in 1995 and 142,500 shares in 1994           (3,845)        (1,577)

                                                   --------       --------

     Total stockholders' equity                      48,268         45,040
                                                   --------       --------

                                                   $ 73,709       $ 69,080
                                                   --------       --------



     The accompanying notes are an integral part of these balance sheets.

                   GRC INTERNATIONAL, INC. AND SUBSIDIARIES
                   ----------------------------------------
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  ------------------------------------------
                         JUNE 30, 1995, 1994 AND 1993
                         ----------------------------


(1)  ACCOUNTING POLICIES

     PRINCIPLES OF CONSOLIDATION - The consolidated financial statements
     ---------------------------
include the accounts of GRC International, Inc. and all subsidiaries (the Company). All significant intercompany balances and transactions have been eliminated.

     MAJOR CUSTOMER - The vast majority of the Company's revenues are derived
     --------------
from contracts with the U.S. Department of Defense (DoD).

     CASH AND CASH EQUIVALENTS - Cash and cash equivalents include cash on
     -------------------------
hand, cash in banks and temporary investments purchased with a maturity of three months or less.

     The Company has a policy of investing all available cash, on a daily basis, in either overnight master note agreements or overnight time deposits issued by banks. Since these transactions are recorded daily in a book entry format, the Company does not take possession of any securities. At June 30, 1995 and 1994, the Company had approximately $2.6 million and $3.5 million, respectively, invested in overnight time deposits issued by Fuji Bank of Japan.

     INVENTORIES - Inventory costs include materials, labor and manufacturing
     -----------
overhead. Inventories are priced using the average unit cost method.

                                            1995          1994
                                           ------        ------
                                             (IN THOUSANDS)

Raw materials and supplies.                $  693        $  602
Work-in-process                               569            91
Finished goods                                              728        492
                                                         ------     ------

                                           $1,990        $1,185
                                           ======        ======

     PROPERTY AND EQUIPMENT - Expenditures for betterments, major renewals and
     ----------------------
interest incurred during construction are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

     Depreciation is computed using the straight-line method based on the estimated useful lives of assets, which range from 3 to 10 years. Amortization of leasehold improvements is computed using the straight-line method based on the remaining term of the related lease.

     Upon sale or retirement of property and equipment, the difference between the proceeds and the net book value of the assets is charged or credited to income.

     INTANGIBLE ASSETS - Goodwill, representing the cost in excess of the fair
     -----------------
value of the net assets of businesses acquired, is being amortized to operations on a straight-line basis over periods of up to 40 years. Other intangible assets are being amortized to operations on a straight-line basis over periods of up to 15 years. The Company periodically evaluates the goodwill and other intangible assets in relation to the operating performance and future contribution to the underlying businesses and makes adjustments, if necessary, for any impairment of these assets. Accumulated amortization as of June 30, 1995 and 1994, of goodwill was $1,083,000 and $1,007,000, respectively, and of other intangible assets was $975,000 and $878,000, respectively.

     DEFERRED SOFTWARE COSTS - Internal software costs incurred for products to
     -----------------------
be sold are capitalized only after establishing technological feasibility. Capitalized software is amortized over the greater of straight-line or estimated future revenue stream on an individual product basis. The amount of software costs capitalized was $7,011,000, $1,171,000 and $446,000 and the related amortization expense was $771,000, $162,000 and $140,000 in 1995, 1994 and 1993,
respectively. During fiscal 1995, the Company wrote down the deferred software costs for prior development efforts associated with its commercial environmental software products to its estimated net realizable value by $500,000 (charged to costs of revenues), after reassessing current trends in the marketplace.

     ACCOUNTING FOR CONTRACT REVENUES - Service revenues result from contracts
     --------------------------------
with various government agencies and private industry. Revenues on cost plus fee and fixed price contracts are recognized using the percentage of completion method generally determined on the basis of cost incurred to date as a percentage of estimated total cost. Revenues on time and materials contracts are recognized at contractual rates as labor hours and materials are expended. Losses are recognized in the period in which they become determinable.

     Costs incurred in excess of current contract funding are deferred when management believes they are realizable through subsequent additional funding. No revenues are recognized related to such costs which are included in unbilled reimbursable costs and fees in the accompanying consolidated balance sheets.

     RESEARCH AND DEVELOPMENT - Research and development expenditures were
     ------------------------
approximately $1,100,000, $400,000 and $700,000 for 1995, 1994 and 1993,
respectively.

     PROVISION FOR LOSSES - The Company includes the provisions for
     --------------------
uncollectible accounts and costs incurred in excess of contractual authorization under the caption of provision for losses on the consolidated statements of income. In addition, the Company records provisions for rate overruns as a reduction to revenues, while provisions for both inventories and future losses on contracts are recorded in cost of revenues.

     RETIREMENT PLANS - The Company has a deferred income plan covering
     ----------------
substantially all of its employees. The plan provides that the Company may make pension and employee deferred matching contributions for the benefit of employees. The amount of any such contributions is at the discretion of the Board of Directors. The total expense under the deferred income plan was approximately $3,694,000, $3,911,000, and $3,881,000 in 1995, 1994 and 1993,
respectively.

     The Company has an unfunded defined benefit pension plan for directors who are not employees of the Company. After termination as a director for any reason, a director will receive the then-current directors' retainer fee for the lesser of 15 years or life. Directors may also elect to receive a lump sum or other actuarial equivalent of the foregoing benefit. Directors achieve 50% vesting after five years of service, with annual increases of 10%, until full vesting is achieved after 10 years of service. However, in the event of a change in control, directors immediately become fully vested. The total expense charged under the defined benefit pension plan was approximately $50,000, $73,800 and $124,000 in 1995, 1994 and 1993, respectively. The present value of the projected benefit obligation is approximately $185,400 and $239,000 at June 30, 1995 and 1994, respectively.

     INCOME TAXES - The provision for income taxes for fiscal years 1995 and
     ------------
1994 have been computed under the requirements of SFAS No. 109, "Accounting for Income Taxes". The adoption of SFAS No. 109, effective July 1, 1993, resulted in a cumulative effect adjustment to increase income by $1 million for fiscal year 1994. SFAS No. 109 supersedes the Company's previous accounting practice of accounting for income taxes under SFAS No. 96. Both statements require the use of the liability method of accounting for income taxes, but the recognition of deferred tax assets was limited under SFAS No. 96. Under SFAS No. 109, deferred tax assets and liabilities are determined based on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

     EARNINGS PER SHARE - Earnings per common share are computed based upon the
     ------------------
weighted average number of common and dilutive common equivalent shares outstanding during the period. Dilutive common equivalent shares consist of stock options calculated using the treasury stock method. Primary and fully dilutive per share data, based on 9,393,000 shares in 1995, 9,426,000 shares in 1994 and 9,211,000 shares in 1993, respectively, is the same in each year.

     CHANGES IN PRESENTATION - Certain amounts in the 1994 and 1993 Consolidated
     -----------------------
Financial Statements have been reclassified to conform to the 1995 presentation.


(2)  SALE OF REAL PROPERTY

     In June 1995, the Company sold approximately 13.1 acres, including all buildings, structures, parking areas and other improvements, located in Santa Barbara, California for $4,300,000. The Company received 20% of the proceeds in cash at closing and took back a promissory note, secured by a Deed of Trust, for the remaining balance of approximately $3,400,000. The note has a maturity of not more than 5 years, accrues interest at the rate of 7% per annum, and provides for the annual payment of both interest and principal. The Company has included the note in deposits and other. The transaction resulted in the Company recognizing a gain of approximately $900,000. for fiscal 1995 from the sale.

     In addition to the sale of the property, the Company entered into a 15 year lease for a portion of a new building that is scheduled to be built on the existing property site.


(3)  DEBT

     The Company has entered into a revolving credit agreement that permits it to borrow up to a maximum of $10 million. Advances under the agreement accrue interest at the prime rate (9.0% as of June 30, 1995). The agreement extends until April 1998, with the bank required to provide 15 months prior written notice to terminate the facility (absent any defaults under the agreement). The agreement remains fully available as of June 30, 1995.

     The agreement contains certain covenants, including a material adverse change clause, which require that the Company maintain certain minimums for earnings, tangible net worth, working capital and debt ratios. Any borrowings made under the agreement would be on an unsecured basis.

(4)  INCOME TAXES

     The differences between the tax provision calculated at the statutory federal income tax rate and the actual tax provision for each year are as follows:

                                       1995         1994         1993
                                     --------     --------     --------
                                               (IN THOUSANDS)

Tax at statutory federal rate        $ 1,710      $ 2,180      $ 1,978
State income taxes                                    161          335      189
Utilization of loss carryforwards       (753)      (1,100)      (1,859)
Change in valuation reserve           (1,150)      (1,150)         ---
Other                                     32           34          ---
                                     -------      -------      -------

Actual income tax provision          $   ---      $   299      $   308
                                     =======      =======      =======

     The primary components of temporary differences which give rise to the Company's net deferred tax asset are as follows:

                                                     AS OF JUNE 30,
                                                -----------------------
                                                    1995          1994
                                                    ----          ----
                                                      (IN THOUSANDS)
Deferred tax assets:
 Reserves and other contingencies                $ 1,701       $ 2,080
 Compensation not currently deductible             1,884         1,492
 Net operating loss                                8,476         8,420
 AMT and general business credits                  1,206         1,187
 Other                                                31           138
 Valuation reserve                                (5,349)       (6,499)
                                                 -------       -------
     Total deferred tax assets                     7,949         6,818
                                                 -------       -------

Deferred tax liabilities:
 Reimbursable costs and fees                      (3,224)       (4,122)
 Prepaid expenses and rent                          (364)         (414)
 Depreciation (tax over book)                       (557)         (555)
 Internally developed software                    (2,804)         (727)
                                                 -------       -------
     Total deferred tax liabilities               (6,949)        5,818
                                                 -------       -------

     Net deferred tax asset                      $ 1,000       $ 1,000
                                                 =======       =======

     At June 30, 1995, the Company had net operating loss carryforwards of approximately $25 million to reduce future federal tax liabilities through 2006.


(5)  COMMITMENTS AND CONTINGENCIES

     COMMITMENTS - The Company leases all of its facilities and rents certain
     -----------
equipment under lease agreements, some with inflation escalator clauses. The minimum annual rentals due under non-cancelable leases during each of the next five years and in total thereafter, are presented in the table below.

                                       OPERATING LEASES
                                       ----------------
                                        (IN THOUSANDS)
     1996                                  $ 5,494
     1997                                    5,300
     1998                                    5,114
     1999                                    4,909
     2000                                    4,639
     2001 and thereafter                    40,830
                                           -------
                                           $66,286
                                           =======

     Rent expense under operating leases was $6,181,000, $6,716,000 and $7,194,000 net of sublease income of $395,000, $457,000 and $481,000, in 1995,
1994 and 1993, respectively.

     The Company has employment agreements with 13 employees which provide for severance payments, in the event of a change of control situation, totalling approximately $2,100,000.

     CONTINGENCIES -In October 1993, the Company was served with a lawsuit filed
     -------------
in the Superior Court of Orange County, California by ICN Biomedicals, Inc. ("ICN") and its parent company, ICN Pharmaceuticals, Inc. ("Pharmaceuticals"). The suit alleged fraud, negligent misrepresentation, violations of state and federal securities laws and other claims against the Company in connection with the sale of its biomedical business to ICN in 1989, and sought to recover all monies paid and damages for expenses and interest in the approximate amount of $100 million. In December 1993, the court ordered ICN to arbitrate its claims, and ICN filed for arbitration in March 1994. In December 1994, the arbitration panel dismissed ICN's claims and ordered ICN to pay the Company the remaining amounts due under the 1989 agreement, approximately $2.7 million. In March 1995, the court confirmed the arbitration award, and ICN paid the final amounts due to the Company in April 1995. In May 1995, the court dismissed the remaining claims of Pharmaceuticals, without prejudice to Pharmaceuticals filing an action in federal court in Delaware pursuant to the forum selection clause in the 1989 agreement. In June 1995, the court denied Pharmaceuticals' motion for reconsideration of the dismissal. In August 1995, Pharmaceuticals appealed the dismissal. In September 1995, the Court of Appeal dismissed Pharmaceuticals' appeal.

     As a result of the various arbitration and court decisions, the Company was able to reverse reserves during fiscal 1995 of approximately $400,000 (credited to general, administrative, etc.) that were associated with the various ICN matters.

     In addition, during the course of the lawsuit and arbitration, ICN informed the Company of three ongoing tax inquiries of the biomedical business involving proposed tax deficiencies exceeding $1 million (including interest and penalties), which includes periods of ownership by the Company.

     Management believes that the proposed tax assessments are excessive and that ICN is responsible for a significant portion of any liabilities associated with these assessments. Management does not believe that the ultimate outcome of these actions will have a material adverse effect on the consolidated financial conditions or results of operations of the Company.

(6)  ACCOUNTS RECEIVABLE AND UNBILLED REIMBURSABLE COSTS AND FEES

     A summary of U.S. Government and non-U.S. Government accounts receivable and unbilled reimbursable costs and fees is as follows:

                                                          1995          1994
                                                         ------        ------
                                                            (IN THOUSANDS)
     Accounts receivable, net of reserves of
     $16 in 1995 and $64 in 1994 -
      U.S. Government                                  $30,252       $27,789
      Non-U.S. Government                                2,167         1,614
                                                       -------       -------

                                                       $32,419       $29,403
                                                       =======       =======
     Unbilled reimbursable costs and fees,
     net of reserves of $3,821 in 1995
     and $3,606 in 1994 -
      U.S. Government                                  $ 5,615       $ 7,391
      Non-U.S. Government                                   47           975
                                                       -------       -------

                                                       $ 5,662       $ 8,366
                                                       =======       =======

     Invoices released in July that relate to June activity were $11,536,000 and $9,813,000 for 1995 and 1994, respectively, and are reflected in accounts receivable in the accompanying financial statements.

     The components of unbilled reimbursable costs and fees are as follows:

                                                                           1995           1994
                                                                          ------         ------
                                                                             (IN THOUSANDS)
     Unbilled reimbursable costs and fees,
      net of reserves -
     Retainages billable upon completion of contract                    $ 3,113        $ 5,443
     Indirect costs incurred in excess of provisional billing rates         273            108
     Costs incurred in excess of contractual authorization,
      billable upon execution of a contract or contractual
      amendment to increase funding                                       2,276          2,815
                                                                        -------        -------

                                                                        $ 5,662        $ 8,366
                                                                        =======        =======

     At June 30, 1995, unbilled reimbursable costs and fees expected to be collected after one year were approximately $3,232,000.

     Costs incurred by the Company in the performance of U.S. Government contracts are subject to audit by the Defense Contract Audit Agency (DCAA). In the opinion of management, the final settlement of these costs will not result in significant adjustments to recorded amounts.


(7)  RELATED PARTY TRANSACTIONS

     One of the Company's directors is of counsel to a law firm which serves as counsel for the Company. As of June 30, 1995, this director owns 19,356 shares and options to purchase 1,335 shares. In addition, the wife of this director holds 6,000 shares as trustee of various trusts. Fees for legal services rendered by the law firm to the Company aggregated $83,000, $25,000 and $20,000, in 1995, 1994 and 1993, respectively.

     A former director who served until November 4, 1993 was a partner in a law firm which served as counsel for the Company. Fees for legal services rendered by this law firm to the Company aggregated $4,000 and $38,000, in 1994 and 1993, respectively.

     The chairman and chief executive officer of Mercantile Bankshares Corporation (Mercantile) is a member of the Company's Board of Directors. Mercantile has entered into a revolving credit agreement with the Company (see
Note 3 for discussion).


(8)  STOCK OPTIONS

     On July 28, 1994, the Board adopted and the shareholders approved, at the 1994 Annual Shareholders' Meeting, two new stock-based benefit plans. The first is a new 1994 Employee Option Plan, under which key employees may be awarded incentive and non-qualified stock options to purchase up to 500,000 shares of stock. The second is an Employee Stock Purchase Plan qualified under Section 423 of the Internal Revenue Code which enables all employees to purchase stock at a 15% discount.

     As of June 30, 1995, there are 634,593 shares of authorized but unissued common stock reserved for issuance under the Company's 1985 Employee Stock Option Plan. The number of shares subject to option at that date is 634,593. An option entitles the holder to purchase shares of the Company's stock at the market price on the date of grant. As of June 30, 1995, options for 340,946 shares are exercisable. The following table summarizes the option activity:

                                           1985 EMPLOYEE STOCK OPTION
                                               SHARES UNDER OPTION
                                               -------------------
                                                                 OPTION PRICE
                                   NUMBER OF SHARES                PER SHARE
                                   ----------------              ------------
  BALANCE, JUNE 30, 1992               963,125                 $2.75   -$6.50

     Granted                            35,500                  3.25   - 6.19
     Exercised                        (281,684)                 2.75   - 6.25
     Expired/Cancelled                 (22,250)                 2.75   - 5.88
                                      --------

  BALANCE, JUNE 30, 1993               694,691                  2.75   - 6.50

     Granted                           164,500                  6.50   -11.25
     Exercised                        (112,378)                 2.75   - 5.88
     Expired/Cancelled                 (45,125)                 3.13   - 7.31
                                      --------

  BALANCE, JUNE 30, 1994               701,688                  2.75   -11.25

      Granted                          111,888                 12.38   -16.00
      Exercised                       (161,795)                 2.75   - 6.06
      Expired/Cancelled                (17,188)                 3.13   -15.44
                                      --------

  BALANCE, JUNE 30, 1995               634,593                  3.00   -16.00
                                      ========

     As of June 30, 1995, there are 500,000 shares authorized but unissued common stock reserved for issuance under the Company's 1994 Employee Stock Option Plan. The number of shares subject to option at that date is 195,152. An option entitles the holder to purchase shares of the Company's stock at the market price on the date of grant. As of June 30, 1995, there are no options that are exercisable. The following table summarizes the option activity:

                                           1994 EMPLOYEE STOCK OPTION
                                               SHARES UNDER OPTION
                                               -------------------
                                                                OPTION PRICE
                                   NUMBER OF SHARES              PER SHARE
                                   ----------------             ------------
  BALANCE, JUNE 30, 1994                     0                      N.A.

    Granted                            200,152                $14.00  -$16.06
    Exercised                              ---                         ---
    Cancelled                           (5,000)                         15.44
                                       -------

  BALANCE, JUNE 30, 1995               195,152                 14.00  - 16.06
                                       =======

     As of June 30, 1995, there are 89,489 shares of authorized but unissued common stock reserved for issuance under the Company's Directors Fee Replacement Plan. The number of shares subject to option at that date is 24,385. Outside directors may elect to receive stock and/or non-qualified options in lieu of annual fees and/or other compensation. Options are immediately exercisable. Options remain exercisable for three years after a participant ceases to be a director. As of June 30, 1995, options for 24,385 shares are exercisable. A separate plan permits outside directors to receive their fees in the form of phantom stock, but to date, no phantom stock has been awarded. The table below summarizes the option activity.

     As of June 30, 1995, there are 434,994 shares of authorized but unissued common stock reserved for issuance under the Company's Cash Compensation Replacement Plan. The number of shares subject to option at that date is 17,118. Participation in the Plan is limited to upper management of the Company. Under the Plan, participating executives forego cash compensation (up to 25% of salary and up to 100% of bonus) to purchase non-qualified options at a 20% discount. The options are immediately exercisable as to 80% of the shares, with the remainder becoming exercisable in increments over a four year period. Options remain exercisable for three years after an executive's termination as an employee. As of June 30, 1995, options for 14,856 shares are exercisable. The table below summarizes the option activity.


                                    NUMBER OF SHARES UNDER OPTION
                                    -----------------------------

                             DIRECTORS FEE            CASH COMPENSATION
                            REPLACEMENT PLAN           REPLACEMENT PLAN
                            ----------------           ----------------

  BALANCE, JUNE 30, 1992         35,526                        0

     Granted                      9,141                    2,737
     Exercised                   (9,229)                     ---
                                -------                   ------

  BALANCE, JUNE 30, 1993         35,438                    2,737

     Granted                      5,899                    8,104
     Exercised                   (4,452)                     ---
                                -------                   ------

  BALANCE, JUNE 30, 1994         36,885                   10,841

     Granted                      7,649                   11,283
     Exercised                  (20,149)                  (5,006)
                                -------                   ------

  BALANCE, JUNE 30, 1995         24,385                   17,118
                                =======                   ======

     In December 1994, the Company announced that it had completed the previously authorized repurchase of 300,000 shares of its common stock, at a cost of $3,845,000, and that its Board of directors authorized the repurchase of up to 200,000 additional shares of its common stock in the open market or in private transactions.

     The timing and number of shares of the repurchase of the additional 200,000 shares of common stock will depend greatly on market conditions and other factors. The shares will be purchased with existing cash, short-term borrowings, future cash flows, or a combination of these factors, and may be retired or used for general corporate purposes. As of June 30, 1995, the Company has not purchased any additional shares under its repurchase program.

(9)  COMMON STOCK PURCHASE RIGHTS

     The Company has a Shareholder Rights Plan under which a dividend of one common stock purchase right (right) is automatically issued for each share of the Company's common stock. The rights are not exercisable or transferable apart from the common stock until ten business days after a person has acquired beneficial ownership of 25% or more of the common stock, or commences, or announces an intention to commence, a tender offer for 25% or more of the common stock. Separate certificates for the rights will be mailed to holders of the common stock as of such date, and each right will entitle the holder thereof to buy one share of common stock at an exercise price of $30 ($100 beginning January 1, 1996). However, if any person or group becomes the beneficial owner of 25% or more of the stock other than pursuant to an offer for all shares which the independent Directors of the Company determine is fair to and otherwise in the best interest of the Company and its shareholders, each right not owned by such person or group will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the Company (or other consideration) which would have a market value of two times the exercise price
                                                  ---
of the right. Similarly, in the event that the Company is a party to a merger or other business combination transaction, each right will entitle the holder to purchase, at the exercise price of the rights, that number of shares of common stock of the acquiring company which would have a market value of two times the
                                                                  ---
exercise price of the right. The rights are redeemable at $.05 per right prior to the tenth business day following the public announcement that a person has acquired beneficial ownership of 25% of the common stock. Upon redemption, the right to exercise the rights will terminate. The rights expire on December 31, 2005.

                   STATEMENT OF MANAGEMENT'S RESPONSIBILITY
                           FOR FINANCIAL STATEMENTS



     The management of GRC International, Inc. is responsible for all information and representations contained in the annual report. The consolidated financial statements, which include amounts based on estimates and judgments of management, have been prepared in conformity with generally accepted accounting principles. Other financial information in the annual report is consistent with the consolidated financial statements.

     The Company maintains a system of internal financial controls which provides management with reasonable assurance that transactions are recorded and executed in accordance with its authorizations, that assets are properly safeguarded and accounted for, and that records are maintained so as to permit preparation of financial statements in accordance with generally accepted accounting principles. This system includes written policies and an organizational structure that segregates duties. The Company also has instituted policies and guidelines which require all employees to conduct business according to the highest standards of integrity.

     In addition, the Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management and the independent public accountants to discuss auditing, internal accounting controls and financial reporting matters and to ensure that each is properly discharging its responsibilities. The independent public accountants periodically meet alone with the Audit Committee and have full and unrestricted access to the Committee at any time.


GRC INTERNATIONAL, INC.



Jim Roth                                           Phillip R. Pietras
President and Chief                                Vice President, Treasurer
 Executive Officer                                  and Chief Financial Officer

SUPPLEMENTARY DATA
------------------

Quarterly Results of Operations
     (Unaudited)

     The following is a summary of the quarterly results of operations for the years ended June 30, 1995 and 1994 (in thousands, except for per share data):

                                                                   1995
                                            ------------------------------------------------
                                             FIRST     SECOND    THIRD     FOURTH
                                            QUARTER   QUARTER   QUARTER   QUARTER     YEAR
                                            -------   -------   -------   -------   --------

Revenues                                     $31,494   $29,813   $35,688   $40,813  $137,808
Operating income *                             1,352       903     1,013     1,492     4,760
Net Income                                     1,507       930     1,107     1,486     5,030

Income per share                             $   .16   $   .10   $   .12   $   .16  $    .54
                                             =======   =======   =======   =======  ========



                                                                    1994
                                              --------------------------------------------
                                               FIRST    SECOND    THIRD    FOURTH
                                              QUARTER  QUARTER   QUARTER   QUARTER   YEAR
                                              -------  -------   -------   -------  ------

Revenues                                     $30,780   $31,545   $30,883   $36,714  $129,922
Operating income                               1,497     1,561     1,421     1,614     6,093
Income before cumulative effect of
  accounting change                            1,485     1,520     1,475     1,633     6,113
Cumulative effect of accounting change         1,000       ---       ---       ---     1,000
Net income                                     2,485     1,520     1,475     1,633     7,113

Income per share:
  Before cumulative effect of accounting
   change                                    $   .16   $   .16   $   .16   $   .17  $    .65
  From cumulative effect of accounting
   change                                        .11       ---       ---       ---       .11
                                             -------   -------   -------   -------  --------
                                             $   .27   $   .16   $   .16   $   .17  $    .76
                                             =======   =======   =======   =======  ========

* NOTE: Operating income for the fourth quarter of 1995 includes the gain of approximately $.9 million from the sale of the Company's California facility, as well as the write down of approximately $.5 million of deferred software costs.