Form 10-K/A, Exhibit 13
period 1995-06-30
GRC INTERNATIONAL INC
filed 1995-10-06
CIK 201944

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
                                --------------
                     LIABILITIES AND STOCKHOLDERS' EQUITY
                     ------------------------------------

                                                     1995           1994
                                                   --------       --------
                                                        (IN THOUSANDS)

CURRENT LIABILITIES:
Accounts payable                                   $  7,774       $  5,135
Accounted compensation and benefits                  11,960         11,851
Deferred income taxes                                 1,561          1,711
Accrued expenses                                      2,564          2,631
Other current liabilities                               201          1,175
                                                   --------       --------

     Total current liabilities                       24,060         22,503
                                                   --------       --------

OTHER NON-CURRENT LIABILITIES                      $  1,381       $  1,537
                                                   --------       --------


STOCKHOLDERS' EQUITY:
Common stock, $.10 par value -
  Authorized - 30,000,000 shares
  issued - 9,325,000 shares in 1995
  and 9,152,000 shares in 1994                          932            915
  Paid-in capital                                    76,812         76,363
  Accumulated deficit                               (25,631)       (30,661)
                                                   --------        -------

                                                     52,113         46,617
  Less: Treasury stock, at cost; 300,000 shares
        in 1995 and 142,500 shares in 1994           (3,845)        (1,577)

                                                   --------       --------

     Total stockholders' equity                      48,268         45,040
                                                   --------       --------

                                                   $ 73,709       $ 69,080
                                                   --------       --------



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

                   GRC INTERNATIONAL, INC. AND SUBSIDIARIES
                   ----------------------------------------
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                -----------------------------------------------
                          FOR THE YEARS ENDED JUNE 30
                          ---------------------------

                                     Preferred Stock          Common Stock        Paid-In        Accumulated        Treasury
                                   Shares      Amount       Shares    Amount      Capital          Deficit            Stock
                                   ------      ------       ------    ------      -------        -----------        --------
                                                                    (in thousands)
BALANCES AS OF JUNE 30, 1992           21      $   21       8,880     $  888     $76,219           $(43,239)              --

  Proceeds from stock options
    exercised                          --          --         118         12         (73)                --               --
  Preferred stock dividends            --          --          --         --          --                (27)              --
  Net Income                           --          --          --         --          --              5,509               --
                                   ------      ------       -----     ------      ------           --------          -------

BALANCES AS OF JUNE 30, 1993           21          21       8,998        900      76,146            (37,757)              --

  Proceeds from stock options
    exercised                          --          --          90          9         202                 --               --
  Preferred stock dividends            --          --          --         --          --                (17)              --
  Conversion of Preferred Stock       (21)        (21)         64          6          15                 --               --
  Net Income                           --          --          --         --          --              7,113               --
  Purchased of 142,500 shares of
    Treasury stock                     --          --          --         --          --                 --           (1,577)
                                   ------      ------       -----     ------      ------           --------          -------

BALANCES AS OF JUNE 30, 1994           --          --       9,152        915      76,363            (30,661)          (1,577)

  Proceeds from stock options
    exercised                          --          --         173         17         449                 --               --
  Net Income                           --          --          --         --          --              5,030               --
  Purchase of 157,500 shares of
    Treasury Stock                     --          --          --         --          --                 --           (2,268)
                                   ------      ------       -----     ------      ------           --------          -------

BALANCES AS OF JUNE 30, 1995           --      $   --       9,325     $  932     $76,812           $(25,631)         $(3,845)
                                   ======      ======       =====     ======     =======           ========          =======


       The accompanying notes are an integral part of these statements.

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